Exhibit 99.1

News Release

C$ unless otherwise stated For Immediate Release June 6, 2023	TSX/NYSE/PSE: MFC SEHK: 945

Manulife Financial Corporation announces results of Conversion Privilege of Non-cumulative Rate Reset Class 1 Shares Series 25

TORONTO – Manulife Financial Corporation (“Manulife”) today announced that after having taken into account all election notices received by the June 5, 2023 deadline for conversion of its currently outstanding 10,000,000 Non-cumulative Rate Reset Class 1 Shares Series 25 (the “Series 25 Preferred Shares”) (TSX: MFC.PR.Q) into Non-cumulative Floating Rate Class 1 Shares Series 26 of Manulife (the “Series 26 Preferred Shares”), the holders of Series 25 Preferred Shares are not entitled to convert their Series 25 Preferred Shares into Series 26 Preferred Shares. There were 37,044 Series 25 Preferred Shares elected for conversion, which is less than the minimum one million shares required to give effect to conversions into Series 26 Preferred Shares.

As announced by Manulife on May 23, 2023, after June 19, 2023, holders of Series 25 Preferred Shares will be entitled to receive fixed rate non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors of Manulife and subject to the provisions of the Insurance Companies Act (Canada). The dividend rate for the five-year period commencing on June 20, 2023, and ending on June 19, 2028, will be 5.94200% per annum or $0.371375 per share per quarter, being equal to the sum of the five-year Government of Canada bond yield as of May 23, 2023, plus 2.55%, as determined in accordance with the terms of the Series 25 Preferred Shares.

Subject to certain conditions described in the prospectus supplement dated February 12, 2018 relating to the issuance of the Series 25 Preferred Shares, Manulife may redeem the Series 25 Preferred Shares, in whole or in part, on June 19, 2028 and on June 19 every five years thereafter.

The Series 25 Preferred Shares have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife

Manulife Financial Corporation is a leading international financial services provider, helping people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we provide financial advice and insurance, operating as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States. Through Manulife Investment Management, the global brand for our Global Wealth and Asset Management segment, we serve individuals, institutions, and retirement plan members worldwide. At the end of 2022, we had more than 40,000 employees, over 116,000 agents, and thousands of distribution partners, serving over 34 million customers. We trade as ‘MFC’ on the Toronto, New York, and the Philippine stock exchanges and under ‘945’ in Hong Kong.

Not all offerings are available in all jurisdictions. For additional information, please visit manulife.com.

Media Contact	Investor Relations
Cheryl Holmes	Hung Ko
Manulife	Manulife
416-557-0945	416-806-9921
cheryl_holmes@manulife.com	hung_ko@manulife.com